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                                  SUB-ITEM 77H
                                CHANGE IN CONTROL

Between August 31, 2006 and September 29, 2006, the percentage of Institutional shares of the Fund owned by Boston Latin School Association increased from 24.87% to approximately 26.22%.

Between September 29, 2006 and October 31, 2006, the percentage of Investor shares of the Fund owned by Charles Schwab & Co. Inc. decreased from 29.29% to approximately 22.92%.

Between October 31, 2006 and November 30, 2006, the percentage of Investor shares of the Fund owned by Charles Schwab & Co. Inc. increased from 22.92% to approximately 31.87%.